Exhibit 99.1

Advantage Announces Annual Meeting Voting Results

(TSX: AAV, NYSE: AAV)

CALGARY, June 20, 2013 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage") is pleased to announce that on June 20, 2013 it held its annual general and special meeting of shareholders (the "Meeting").  A total of 115,252,898 common shares (approximately 68.45% of the outstanding common shares) were represented at the Meeting in person or by proxy.

At the Meeting, shareholders approved the election of six nominees as directors of Advantage to serve until the next annual meeting of shareholders or until their successors are elected or appointed, with common shares represented at the Meeting voting by way of ballot in favour of the individual nominees as follows:

Stephen E. Balog	94.63%
Kelly I. Drader	67.65%
Paul G. Haggis	95.61%
Andy J. Mah	92.03%
Ronald A. McIntosh	93.02%
Steven Sharpe	93.95%

Ms. Sheila O'Brien was appointed to the board of the Alberta Energy Regulator on June 12, 2013 and therefore required to resign as a director of Advantage. The Board of Directors, all of Management and staff would like to thank Ms. O'Brien for her contributions to Advantage and wish her success in her future endeavors.

SOURCE: Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 21:42e 20-JUN-13